UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number: 001-33340
TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Chairman and Chief Executive Officer

Date: September 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Tongjitang Chinese Medicines Company Announces Resignation of CFO,
Effective December 2, 2010
SHENZHEN, China, September 8, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that on September 3, 2010, Mr. Charles Wang submitted his resignation as Chief Financial Officer for personal reasons and not as a result of any disagreement with the Company regarding financial or accounting practices. The resignation will be effective on December 2, 2010.
Mr. Charles Wang is expected to stay with the company until December. The Company has commenced an executive search in order to find a replacement.
Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman of the Board of Directors, stated, “On behalf of the Board, management, and employees of our company, I’d like to thank Mr. Charles Wang for his dedication and contribution to Tongjitang over the past two years and wish him all the best on his future endeavors.”
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante, Anhui Jingfang and Gui Liquor Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)